SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Press release dated July 30, 2013 entitled “Telecom Argentina S.A. announces consolidated six month period (‘1H13’) and second quarter (‘2Q13’) results for fiscal year 2013”

FOR IMMEDIATE RELEASE
Market Cap P$26.9 billion July 29th, 2013

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A.

announces consolidated six month period (‘1H13’) and second quarter (‘2Q13’) results for fiscal year 2013 *

•	Consolidated Revenues amounted to P$12,713 million (+22% vs. 1H12); Fixed Data +30% vs. 1H12; Fixed Internet +29% vs. 1H12; and Mobile business in Argentina +24% vs. 1H12.

•	Mobile subscribers in Argentina: 19.3, million; +0.6 million (+3% vs. 1H12).

•	Mobile Value Added Services in Argentina (Internet and Data): +33% vs. 1H12; 56% of mobile Service Revenues.

•	Mobile ARPU reached P$63.8 per month in 1H13 (+17% vs. 1H12).

•	ADSL ARPU increased to P$119.3 per month in 1H13 (+24% vs. 1H12); monthly churn reached 1.5% in 1H13.

•	Consolidated Operating costs including D&A totaled $10,501 million (+23% vs. 1H12), Employee benefits expenses +26%, Taxes +33% vs. 1H12.

•	Operating Income Before Depreciation and Amortization reached P$3,624 million (+15% vs. 1H12), 29% of Net Revenues.

•	Net Income amounted to P$1,475 million (+14% vs. 1H12). Net Income attributable to Telecom Argentina amounted to P$1,454 million (+14% vs. 1H12).

•	Capex reached P$1,554 million in 1H13 (+16% vs. 1H12), 12% of Consolidated Revenues.

•	Net Cash Position: P$5,094 million, an increase of P$2,871 million vs. 1H12 due to the cash generation of the Group.

(in million P$, except where noted)	As of June 30,
	2013	2012	r $	r %
Revenues	12,713	10,380	2,333	22%
Mobile Services	9,378	7,503	1,875	25%
Fixed Services	3,335	2,877	458	16%
Operating Income before D&A	3,624	3,139	485	15%
Operating Income	2,060	1,882	178	9%
Net Income attributable to Telecom Argentina	1,454	1,275	179	14%
Shareholders’ equity attributable to Telecom Argentina	11,349	8,503	2,846	33%
Net Financial Position - Cash	5,094	2,223	2,871	129%
CAPEX	1,554	1,345	209	16%
Fixed lines in service (in thousand lines)	4,114	4,148	(34)	-1%
Mobile customers (in thousand)	21,688	20,965	723	3%
Personal (Argentina)	19,307	18,723	584	3%
Núcleo (Paraguay) -including Wimax customers-	2,381	2,242	139	6%
Broadband acceses (in thousand)	1,634	1,594	40	3%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	51.2	47.2	4.0	8%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	63.8	54.6	9.2	17%
Average Revenue per user (ARPU) ADSL (in P$)	119.3	96.1	23.2	24%

*	Unaudited non financial data

1	www.telecom.com.ar

Buenos Aires, July 29, 2013 - Telecom Argentina (“Telecom”) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$1,475 million for the six month period ended June 30, 2013, or +14% when compared to the same period last year. Net income attributable to Telecom Argentina amounted to P$1,454 million (+14% vs. 1H12).

	1H13	1H12	r $	r %
Consolidated Revenues (MMP$)	12,713	10,380	2,333	22%
Net Income attributable to Telecom (MMP$)	1,454	1,275	179	14%
Earnings attributable to Telecom per Share (P$)	1.48	1.30	0.18
Earnings attributable to Telecom per ADR (P$)	7.39	6.48	0.91
Operating Income before D&A *	29%	30%
Operating Income *	16%	18%
Net Income*	12%	12%

*	As a percentage of Consolidated Revenues

During 1H13, Consolidated Revenues increased by 22% to P$12,713 million (+P$2,333 million vs. 1H12), mainly fueled by the Mobile Services, Fixed Data and Broadband business. Moreover, Operating Income amounted to P$2,060 million (+P$178 million vs. 1H12).

Consolidated Operating Revenues

Mobile Services

Clients continued to increase in 1H13, reaching 21.7 million as of the end of June 2013, representing an increase of 0.7 million (+3%) since June 30, 2012.

The actions developed to increase the usage of value added services (‘VAS’), such as innovative offers to clients, and the growth coming from equipments sales, allowed Personal to increase consolidated revenues to third parties to P$9,378 million (+25% vs. 1H12).

Telecom Personal in Argentina

As of June 30, 2013, Personal reached 19.3 million subscribers in Argentina (+3% or +0.6 million vs. 1H12), maintaining its market position. It is highlighted that the overall subscriber base mix continued to improve, reaching a 33% participation of the postpaid segment (+6% vs. 1H12).

In 1H13, Revenues from third parties reached P$8,818 million (+P$1,718 million or 24% vs. 1H12) while Service Revenues (excluding equipment sales) amounted to P$7,583 million (+22% vs. 1H12), with 56% corresponding to value-added services (‘VAS’) revenues (vs. 52% in 1H12). VAS revenues amounted to P$4,272 million (+33% vs. 1H12). Moreover, equipment sales increased by 41% vs. 1H12, reaching P$1,235 million.

During 1H13, the overall traffic of voice minutes increased by 3% vs. 1H12. SMS traffic (incoming and outgoing charged messages) continued to increase, although at a slower pace compared with other periods, due to other offers provided by Personal. The SMS traffic climbed to a monthly average of 5,670 million in 1H13 from 5,401 million messages in 1H12 (+5% vs. 1H12). Due to the

Mobile Customers & Revenues in Argentina (in billion P$) Total Mobile Traffic (in billion minutes)

2	www.telecom.com.ar

VAS usage and the increase in the average price due to a mix of plans during 1H13, the Average Monthly Revenue per User (‘ARPU’) increased to P$63.8 during 1H13 (+17% vs. 1H12).

Initiatives

In order to reinforce quality commitment with our mobile clients, Personal continued with its technological reconversion plan around the country, aiming to double the 3G network capacity by year-end. This update allows a better spectrum usage and optimizes traffic capacity to give more efficiency to the network to enhance a better mobile service quality experience.

Moreover, Personal continued expanding its commercial network by opening new commercial offices in Buenos Aires focusing on clients’ experience by offering the latest technology in services and devices with the advice of experienced and specialized sales assistants.

During 2Q13, Personal continued with its strategy based on usage convenience, through campaigns of double and triple credit recharges and with the ‘Saving Packs’ (for voice, data and SMS), promoting flexible offers. Taking advantage of the Father’s day campaign, mobile handsets were promoted with special benefits to clients under the fidelity program “Club Personal”.

Additionally, Personal extended its smartphones offer to its Personal Black clients incorporating new state-of-the-art.

Telecom Personal in Paraguay (“Núcleo”)

As of June 30, 2013, Nucleo’s subscriber base reached 2.4 million clients (+6% vs. 1H12). Prepaid and postpaid customers represented 80% and 20% (vs. 18% in 1H12), respectively.

Personal’s subsidiary in Paraguay continued growing supported by the increase in the postpaid customer base that leveraged its leadership in the mobile Internet market. Nucleo generated revenues from third parties equivalent to P$560 million during 1H13 (+39% vs. 1H12), influenced by the evolution of the peso against the Guarani (+17% yoy). VAS revenues amounted to P$281 million (+46% vs. 1H12) representing 54% of 1H13 service revenues (vs. 49% in 1H12).

Moreover, the level of mobile ARPU reached Gs.26.8 thousand in 1H13 (equivalent to P$32,6).

In 2Q13, Personal continued increasing its customer base with the 4G technology (LTE, Long Term Evolution), that was launched in 1Q13, while promoting a smartphone offer including devices with the most recent technology.

Additionally, a new campaign to promote recharges was launched. Investments in the network that allow enlarging coverage and capacity were developed.

Mobile consumption of Telecom Personal in Argentina

3	www.telecom.com.ar

Fixed Services (Voice, Data & Internet)

During 1H13 revenues generated by fixed services amounted to P$3,335 million, +16% vs. 1H12; with Data revenues (+30% vs. 1H12) and Internet (+29% vs. 1H12) growing the most in relative terms in this segment.

Voice

Total Revenues for this service reached P$1,673 million in 1H13 (+6% vs. 1H12). A portion of this line of business continued to be affected by frozen tariffs of regulated services enforced by the Argentine Government in 2002.

Revenues generated by Measured Services totaled P$677 million, an increase of P$38 million or +6% vs. 1H12 mainly due to the incorporation of flat rate packs of local calls.

Monthly Charges and Supplementary Services reached P$548 million, an increase of P$44 million or +9% vs. 1H12 due to higher revenues in non regulated supplementary services. The customer base surpassed 4.1 million lines in service.

The average monthly bill per user (ARBU) reached P$51.2 in 1H13, +8% vs. 1H12.

Fixed and mobile Interconnection revenues reached P$261 million (+3% vs. 1H12). Meanwhile, other revenues totaled P$187 million (+4% vs. 1H12)

During the second quarter of 2013 Telecom continued promoting Aladino’s handset sales.

Data and Internet

Data revenues amounted to P$441 million (+30% vs. 1H12), where the focus was to strengthen Telecom’s position as an integrated ICT provider, with a wide variety of services.

During May, Telecom subscribed an agreement with SAP to offer mobility solutions using Telecom’s portfolio at cloud services. The solutions presented were: MDM tools (Mobile Device Manager) on SAP Afaria that provides a centralized and secure administration of mobile devices allowing the delivery of corporate applications and applications of productivity and process that enable fast and secure businesses processes.

Revenues related to Internet totaled P$1,191 million (+ P$266 million or +29% vs. 1H12), thanks to the increase in the customer base, the upselling strategy and price adjustments.

As of June 30, 2013, Telecom surpassed 1.6 million ADSL accesses (+3% vs. 1H12). These connections represented 40% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached P$119.3 in 1H13, +24% when compared to 1H12 and the monthly churn rate was 1.5% in 1H13.

Lines in service & Voice Revenues (in billion P$) Voice Traffic (in billion minutes) Broadband Accesess & Revenues

4	www.telecom.com.ar

During 2Q13, Arnet started the campaign through the relaunched of its commercial campaign which emphasized, through dynamic animations, the multiple uses of Internet such as movies, videos, music, and gaming. The promotion offers Arnet 6Mb WIFI at P$100 per month during the first six months of service with the possibility of extending the promotion to twelve months if the service was contracted online.

Furthermore, during the quarter, Arnet continued its brand positioning by offering special benefits to clients of Club Arnet (Arnet’s fidelity program) where special discounts were offered during the weeks of Father’s Day, Easter week and long weekends.

Consolidated Operating Costs

The Cost of Services Provided, General & Administrative Expenses and Selling Expenses, (excluding ‘Results on disposal of PP&E, writedown of PP&E and related assets’ that resulted in a loss of P$165 million), totaled P$10,501 million in 1H13, an increase of P$1,993 million, or +23% vs. 1H12. The increase is a consequence of higher commercial costs, higher taxes related to the increase in sales, the inflationary effects in the general cost structure, and greater expenses related to the intense competition.

The cost breakdown is as follows:

•   Employee benefit expenses and severance payments totaled P$1,873 million (+26% vs. 1H12), mainly affected by increases in salaries granted to the unionized employees, increases to the non-unionized workforce, together with the social security contributions associated with such concepts, and to an increase in the number of unionized employees. Total employees (including temporary employees) at the end of the period totaled 16,717 similar levels to those achieved one year ago.

•   Taxes and fees with regulatory authorities reached P$1,248 million (+33% vs. 1H12), impacted mainly by a higher volume of revenues, a higher incidence in turnover taxes derived from increases in municipal jurisdictions, higher municipal taxes and higher taxes with the regulatory authority.

•   Interconnection costs and other telecommunication charges (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$1,006 million, +25% vs. 1H12. This increase resulted from higher Data and SMS roaming costs as well as voice roaming and TLRD charges due to a higher volume of traffic of minutes, partially compensated by savings arising from on-net traffic stimulation.

•   Commissions (Commissions paid to Agents, prepaid card commissions and others) totaled P$1,024 million (+14% vs. 1H12), mainly due to the increase in commissions paid to commercial agents associated with the increase in sales. Agent commissions capitalized as SAC amounted to P$218 million (+42% vs. 1H12).

Consolidated Costs % Revenues

5	www.telecom.com.ar

•  Advertising amounted to P$286 million (-9% vs. 1H12), mainly explained by minor commercial expenses and campaigns in comparison to 1H12 when Mobile Number Portability was introduced.

•  Cost of handsets sold totaled P$1,288 million (+34% vs. 1H12), due to an increase in high-end handsets sales at higher unit prices, following the strategy of stimulating VAS usage, partially compensated by a lower quantity of handset sold. Deferred costs from SAC amounted to P$164 million (-33% vs. 1H12).

•  Fees for services, maintenance and materials amounted to $1,214 million (+20% vs. 1H12), principally due to increases in the maintenance of radiobases, systems and real estate in the mobile business and higher costs associated to suppliers in both fixed and mobile segments.

•  Depreciations and Amortizations reached P$1,399 million (+11% vs. 1H12). PP&E depreciation amounted to P$955 million (+10% vs. 1H12); SAC and services connection costs amortization totaled P$432 million (+14% vs. 1H12); and other intangible assets amortization reached P$12 million (+9% vs. 1H12).

•  Other Costs totaled P$1,163 million (+40% vs. 1H12). This increase was mainly due to costs of VAS that totaled P$301 million (+147% vs. 1H12), related to those sales, especially in the mobile business. Bad debt expenses reached P$165 million (+11% vs. 1H12) representing 1.6% of consolidated costs, while charges related to lawsuits and other contingencies amounted to P$97 million in 1H13 (+64% vs. 1H12).

Consolidated Financial Results

Financial Results resulted in a gain of P$214 million, an increase of P$102 million or +91% vs. 1H12. This was mainly due to a gain in net financial interest of P$253 million in 1H13 (+P$131 million vs. 1H12) based on a healthy financial position and to losses for FX results of P$62 million in 1H13 (vs. losses of P$15 million in 1H12).

Consolidated Net Financial Position

As of June 30, 2013, Net Financial Position (Cash, Cash Equivalents and financial Investments minus Loans) totaled P$5,094 million in cash, an improvement of P$2,871 million vs. Net Financial Position as of June 30, 2012, thanks to the cash generation of the Group.

Capital Expenditures

Throughout 1H13, the Company invested P$1,554 million (+16% vs. 1H12). This amount was allocated to Fixed Services (P$671 million) and Mobile services (P$883 million). In relative terms, capex reached 12% of consolidated revenues.

D&A (in billion P$)
Financial Results (In million P$)

	1H12		1H13
Net Interests		$122		$253
FX results	-$	15	-$	62
Others		$5		$23

Total		$112		$214

Net Financial Position Cash (in billion P$)

6	www.telecom.com.ar

The main capital expenditures in the fixed business, were associated to the reconversion plan of the network that implies the replacement of copper with fiber optic cables in different points (FTTC or Fiber to the cabinet, FTTB or Fiber to the building and FTTH or Fiber to the home) also complemented with new access technologies (VDSL/GPON) allowing broadband speeds to reach up to 100 Mbps. This evolution to new architectures and technologies provides higher speeds and optimizes service quality in terms of stability and availability, improving the customer experience.

In the mobile business, the technological reconversion plan of the network continues with the optimization of 2G and 3G/HSPA+ services in all the country, increasing capacity spectrum usage efficiency. It is expected to double the capacity of the 3G network in 2013.

Relevant Matters

The General Ordinary Shareholders’ Meeting of Telecom Argentina of April 23rd, 2013 adjourned to May 21st, 2013, approved the allocation of P$1,000 million to a Reserve for Future Cash Dividends and delegated to the Board of Directors the power to determine the withdrawal and distribution to Shareholders of such Reserve and the allocation of P$1,200 million to a Voluntary Reserve for Capital Operations delegating to the Board of Directors the power to determine the withdrawal and distribution totally or partially of such Reserve.

Moreover, on May 22nd , 2013 the Board of Directors approved the terms and conditions of such Capital Operations for the acquisition of shares issued by the Company, in Argentine pesos, for an amount up to P$1,200 million.

As of June 30, 2013, Telecom Argentina, has acquired 3,273,182 (0.33% of the Capital stock) of its own shares.

Other matters

On July 1, 2013, SC Resolution No. 5/13 was issued. This Resolution approved a “Telecommunication Service Quality Regulation”, establishing, among others, new quality parameters required for telecommunication services, for all the operators in Argentina. Those parameters are related to customer care and service operation.

The implementation of this regulation is subject to the elaboration of the auditing and technical verification procedures to be developed by the CNC within 90 days from the publication of the Resolution.

****************

Capex (In billion P$)

7	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Ownership Structure For more information, please contact Investor Relations:

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of June 30, 2013, Telecom continued to have 984,380,978 shares issued.

Pedro Insussarry	Solange Barthe Dennin	Horacio Nicolás del Campo	Gustavo Tewel	Ruth Fuhrmann
(5411) 4968 3743	(5411) 4968 3752	(5411) 4968 6236	(5411) 4968 3718	(5411) 4968 4448

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

8	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month Period and Second Quarter - Fiscal Year 2013

(In million of Argentine pesos)

1-	Consolidated Balance Sheet

	06/30/13	12/31/12	r $	r %
Cash and cash equivalents	4,233	3,160	1,073	34%
Investments	981	563	418	74%
Trade receivables	2,466	2,181	285	13%
Other Receivables	1,307	1,082	225	21%
Total current assets	8,987	6,986	2,001	29%
Financial Investments	53	69	(16)	-23%
Trade receivables	19	23	(4)	-17%
Property, plant and equipment	9,161	9,035	126	1%
Intangible assets	1,488	1,514	(26)	-2%
Other Receivables	368	182	186	102%
Total non-current assets	11,089	10,823	266	2%
Total Assets	20,076	17,809	2,267	13%
Trade payables	4,359	3,659	700	19%
Deferred revenues	402	362	40	11%
Financial debt	51	43	8	19%
Salaries and social security payables	574	635	(61)	-10%
Income tax payables	579	458	121	26%
Other taxes payables	608	552	56	10%
Dividend Payable	15	0	15	—
Other liabilities	56	40	16	40%
Provisions	157	134	23	17%
Total current liabilities	6,801	5,883	918	16%
Trade payables	24	20	4	20%
Deferred revenues	343	329	14	4%
Financial debt	122	101	21	21%
Salaries and social security payables	109	128	(19)	-15%
Deferred income tax liabilities	124	220	(96)	-44%
Income tax payables	11	12	(1)	-8%
Other liabilities	54	51	3	6%
Provisions	942	907	35	4%
Total non-current liabilities	1,729	1,768	(39)	-2%
TOTAL LIABILITIES	8,530	7,651	879	11%

Equity attributable to owners of the Parent	11,349	9,959	1,390	14%
Noncontrolling interest	197	199	(2)	-1%
TOTAL EQUITY	11,546	10,158	1,388	14%
TOTAL LIABILITIES AND EQUITY	20,076	17,809	2,267	13%

2-	Consolidated Loans

	06/30/13	12/31/12	r $	r %
Banks and other financial Institutions	49	40	9	23%
Accrued interest	2	3	(1)	-33%
Total Current Loans	51	43	8	19%
Banks and other financial institutions	122	101	21	21%
Total Non Current Loans	122	101	21	21%
Total Loans	173	144	29	20%

Cash and cash equivalents, and Financial Investments	5,267	3,792	1,475	39%
Net Financial Position- Cash	5,094	3,648	1,446	40%

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month Period and Second Quarter - Fiscal Year 2013

(In million of Argentine pesos)

3-	Consolidated Income Statements

	06/30/13	06/30/12	r $	r %

Revenues	12,713	10,380	2,333	22%
Other income	13	9	4	44%
Total Revenues & Other Income	12,726	10,389	2,337	22%
Consolidated Operating Costs	(10,501)	(8,508)	(1,993)	23%
Results on disposal of PP&E and writedown of PP&E and related assets	(165)	1	(166)	—
Operating income	2,060	1,882	178	9%
Finance results, net	214	112	102	91%
Net income before income tax expense	2,274	1,994	280	14%
Income tax expense	(799)	(700)	(99)	14%
Net income	1,475	1,294	181	14%

Attributable to:
Telecom Argentina	1,454	1,275	179	14%
Noncontrolling interest	21	19	2	11%

Operating income before D&A	3,624	3,139	485	15%
As % of Revenues	28.5%	30.2%

Finance Income and Expenses	06/30/13	06/30/12	r $	r %
Finance Income
Interest on cash equivalents	255	136	119	88%
Gains on investments (notes and bonds)	8	—	8	—
Interest on receivables	56	42	14	33%
Interest with third parties	1	—	1	—
Foreign currency exchange gains	124	64	60	94%
Others	21	22	(1)	-5%
Total finance income	465	264	201	76%
Finance expenses
Interest on financial debt	(8)	(7)	(1)	14%
Interest on taxes and accounts payable	(8)	(3)	(5)	167%
Interest on provisions	(43)	(46)	3	-7%
Loss on discounting of other liabilities	(5)	(15)	10	-67%
Foreign currency exchange losses	(186)	(79)	(107)	135%
Others	(1)	(2)	1	-50%
Total finance expenses	(251)	(152)	(99)	65%

	214	112	102	91%

4-	Consolidated Income Statements

Three Months Comparison	06/30/13	06/30/12	r $	r %

Revenues	6,649	5,254	1,395	27%
Other income	4	5	(1)	-20%
Total Revenues & Other Income	6,653	5,259	1,394	27%
Consolidated Operating Costs	(5,536)	(4,410)	(1,126)	26%
Results on disposal of PP&E and writedown of PP&E and related assets	(172)	—	(172)	—
Operating income	945	849	96	11%
Finance results, net	79	51	28	55%
Net income before income tax expense	1,024	900	124	14%
Income tax expense	(362)	(314)	(48)	15%
Net income	662	586	76	13%

Attributable to:
Telecom Argentina	652	577	75	13%
Noncontrolling interest	10	9	1	11%

Operating income before D&A	1,825	1,492	333	22%
As % of Revenues	27.4%	28.4%

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month Period and Second Quarter - Fiscal Year 2013

(In million of Argentine pesos)

5-	BREAKDOWN OF THE INCOME STATEMENTS

	06/30/13	06/30/12	r $	r %
REVENUES FROM SERVICES	11,411	9,450	1,961	21%
Fixed Services	3,305	2,838	467	16%
Voice	1,673	1,575	98	6%
Retail Voice	1,297	1,218	79	6%
Monthly Charges	548	504	44	9%
Measured Services	677	639	38	6%
Others	72	75	(3)	-4%
Wholesale	376	357	19	5%
Interconnection	261	253	8	3%
Others	115	104	11	11%
Data	441	338	103	30%
Internet	1,191	925	266	29%

Mobiles Services	8,106	6,612	1,494	23%

Telecom Personal	7,583	6,222	1,361	22%
Voice	3,311	3,000	311	10%
Retail Voice	2,345	2,137	208	10%
Monthly Charges	1,171	1,018	153	15%
Measured Services	961	940	21	2%
Roaming	113	91	22	24%
Others	100	88	12	14%
Wholesale	966	863	103	12%
Interconnection (CPP and TLRD)	773	751	22	3%
Roaming	181	101	80	79%
Others	12	11	1	9%
Data	3,400	2,653	747	28%
Internet	872	569	303	53%

Núcleo	523	390	133	34%
Voice	242	197	45	23%
Retail Voice	177	159	18	11%
Monthly Charges	58	48	10	21%
Measured Services	114	103	11	11%
Roaming	4	3	1	33%
Others	1	5	(4)	-80%
Wholesale	65	38	27	71%
Interconnection (CPP and TLRD)	38	31	7	23%
Roaming	27	7	20	—
Data	157	126	31	25%
Internet	124	67	57	85%

REVENUES FROM EQUIPMENT SALES	1,302	930	372	40%
Fixed Services	30	39	(9)	-23%
Voice	26	26	0	0%
Data	0	10	(10)	-100%
Internet	4	3	1	33%
Mobiles Services	1,272	891	381	43%
Equipments (Personal)	1,235	878	357	41%
Equipments (Núcleo)	37	13	24	185%

REVENUES	12,713	10,380	2,333	22%

OTHER INCOME	13	9	4	44%
Fixed	12	7	5	71%
Mobile	1	2	(1)	-50%

TOTAL REVENUES & OTHER INCOME	12,726	10,389	2,337	22%

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month Period and Second Quarter - Fiscal Year 2013

(In million of Argentine pesos)

6-	BREAKDOWN OF THE INCOME STATEMENTS

Three Months Comparison	06/30/13	06/30/12	r $	r %
REVENUES FROM SERVICES	5,892	4,753	1,139	24%
Fixed Services	1,703	1,435	268	19%
Voice	859	793	66	8%
Retail Voice	668	611	57	9%
Monthly Charges	279	252	27	11%
Measured Services	348	323	25	8%
Others	41	36	5	14%
Wholesale	191	182	9	5%
Interconnection	133	129	4	3%
Others	58	53	5	9%
Data	228	175	53	30%
Internet	616	467	149	32%

Mobiles Services	4,189	3,318	871	26%
Telecom Personal	3,915	3,121	794	25%
Voice	1,649	1,498	151	10%
Retail Voice	1,131	1,060	71	7%
Monthly Charges	563	514	49	10%
Measured Services	482	473	9	2%
Roaming	44	24	20	83%
Others	42	49	(7)	-14%
Wholesale	518	438	80	18%
Interconnection (CPP and TLRD)	401	378	23	6%
Roaming	111	55	56	102%
Others	6	5	1	20%
Data	1,785	1,330	455	34%
Internet	481	293	188	64%

Núcleo	274	197	77	39%
Voice	133	93	40	43%
Retail Voice	90	73	17	23%
Monthly Charges	31	24	7	29%
Measured Services	57	46	11	24%
Roaming	2	1	1	100%
Others	—	2	(2)	-100%
Wholesale	43	20	23	115%
Interconnection (CPP and TLRD)	20	15	5	33%
Roaming	23	5	18	—
Data	79	63	16	25%
Internet	62	41	21	51%

REVENUES FROM EQUIPMENT SALES	757	501	256	51%
Fixed Services	16	21	(5)	-24%
Voice	15	14	1	7%
Data	0	5	(5)	-100%
Internet	1	2	(1)	-50%
Mobiles Services	741	480	261	54%
Equipments (Personal)	717	473	244	52%
Equipments (Núcleo)	24	7	17	—

REVENUES	6,649	5,254	1,395	27%

OTHER INCOME	4	5	(1)	-20%
Fixed	4	4	0	0%
Mobile	0	1	(1)	-100%

TOTAL REVENUES & OTHER INCOME	6,653	5,259	1,394	27%

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month Period and Second Quarter - Fiscal Year 2013

(In million of Argentine pesos)

7-	CONSOLIDATED INCOME STATEMENTS

	06/30/13	06/30/12	r $	r %
Revenues	12,713	10,380	2,333	22%
Other income	13	9	4	44%
Total Revenues & Other Income	12,726	10,389	2,337	22%
Employee benefit expenses and severance payments	(1,873)	(1,492)	(381)	26%
Interconnection costs and other telecommunication charges	(1,006)	(805)	(201)	25%
Fees for services, maintenance and materials	(1,214)	(1,010)	(204)	20%
Taxes and fees with the Regulatory Authority	(1,248)	(940)	(308)	33%
Commissions	(1,024)	(900)	(124)	14%
Cost of equipments and handsets	(1,288)	(959)	(329)	34%
Advertising	(286)	(314)	28	-9%
Cost of Value Added Services	(301)	(122)	(179)	147%
Provisions	(97)	(59)	(38)	64%
Bad debt expenses	(165)	(148)	(17)	11%
Other operating expenses	(600)	(501)	(99)	20%
Total Operating expenses before D&A	(9,102)	(7,250)	(1,852)	26%
Operating income before D&A	3,624	3,139	485	15%
D&A	(1,399)	(1,258)	(141)	11%
Results on disposal of PP&E and write-down of PP&E and related assets	(165)	1	(166)	—
Operating income	2,060	1,882	178	9%
Financial Income	465	264	201	76%
Financial Costs	(251)	(152)	(99)	65%
Net income before income tax expense	2,274	1,994	280	14%
Income tax expense	(799)	(700)	(99)	14%
Net Income	1,475	1,294	181	14%

Attributable to:
Telecom Argentina	1,454	1,275	179	14%
Noncontrolling interest	21	19	2	11%

13	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month Period and Second Quarter - Fiscal Year 2013

(In million of Argentine pesos)

8-	CONSOLIDATED INCOME STATEMENTS

Three Months Comparison	06/30/13	06/30/12	r $	r %
Revenues	6,649	5,254	1,395	27%
Other income	4	5	(1)	-23%
Total income	6,653	5,259	1,394	27%
Employee benefit expenses and severance payments	(1,005)	(815)	(190)	23%
Interconnection costs and other telecommunication charges	(522)	(397)	(125)	31%
Fees for services, maintenance and materials	(658)	(533)	(125)	23%
Taxes and fees with the Regulatory Authority	(646)	(478)	(168)	35%
Commissions	(522)	(451)	(71)	16%
Cost of equipments and handsets	(730)	(522)	(208)	40%
Advertising	(132)	(150)	18	-12%
Cost of Value Added Services	(170)	(62)	(108)	174%
Provisions	(57)	(19)	(38)	200%
Bad debt expenses	(72)	(79)	7	-9%
Other operating expenses	(314)	(261)	(53)	20%
Total Operating expenses before D&A	(4,828)	(3,767)	(1,061)	28%
Operating income before D&A	1,825	1,492	333	22%
D&A	(708)	(643)	(65)	10%
Results on disposal of PP&E and write-down of PP&E and related assets	(172)	—	(172)	—
Operating income	945	849	96	11%
Financial Income	260	134	126	94%
Financial Costs	(181)	(83)	(98)	118%
Net income before income tax expense	1,024	900	124	14%
Income tax expense	(362)	(314)	(48)	15%
Net Income	662	586	76	13%

Attributable to:
Telecom Argentina	652	577	75	13%
Noncontrolling interest	10	9	1	11%

14	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: July 31, 2013	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman